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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

ST. PAUL FIRE AND MARINE INSURANCE COMPANY
(Name of Subject Company (Issuer))

ST. PAUL FIRE AND MARINE INSURANCE COMPANY
THE ST. PAUL COMPANIES, INC.
(Names of Filing Persons (Offerors))

Zero Coupon Convertible Subordinated Notes Due 2009
of St. Paul Fire and Marine Insurance Company
(as successor to USF&G Corporation)
(Title of Class of Securities)

903290-AD6
(CUSIP Number of Class of Securities)

Bruce A. Backberg, Esq.
Senior Vice President and Corporate Secretary
St. Paul Fire and Marine Insurance Company
and
Senior Vice President and Corporate Secretary
The St. Paul Companies, Inc.
385 Washington Street
St. Paul, Minnesota 55102
(651) 310-7911
(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

with copy to:

Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*: $113,089,648.72	Amount of Filing Fee**: $14,328.46
*
Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Subordinated Notes Due 2009, as described herein, is $800.51 per $1,000 principal amount at maturity outstanding. As of January 30, 2004, there was approximately $141,272,000.00 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $113,089,648.72.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,328.46	Filing Party:	St. Paul Fire and Marine Insurance Company The St. Paul Companies, Inc.
Form or Registration No.:	Schedule TO-I File No. 005-56023	Date Filed:	February 2, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I ("Schedule TO-I") originally filed on February 2, 2004 by St. Paul Fire and Marine Insurance Company, a Minnesota corporation (the "Company") and The St. Paul Companies, Inc., a Minnesota corporation and the parent company of the Company ("St. Paul"), relating to the offer by the Company and St. Paul to purchase the Zero Coupon Convertible Subordinated Notes Due 2009 issued by USF&G Corporation, a Maryland corporation ("USF&G"), as a predecessor of the Company, on March 3, 1994 (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated February 2, 2004 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(C) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option"). The Securities were issued pursuant to an Indenture, dated as of January 28, 1994, between USF&G and JPMorgan Chase Bank (formerly known as Chemical Bank), a New York banking corporation, as Trustee (the "Trustee"), as amended and supplemented by the First Supplemental Indenture, dated as of April 24, 1998, among St. Paul, USF&G and the Trustee, and the Second Supplemental Indenture, dated as of January 1, 1999, among the Company, USF&G and the Trustee (as so supplemented and amended, the "Indenture").

        The Option expired at 5:00 p.m., New York City time, on March 3, 2004. The Company and St. Paul have been advised by JPMorgan Chase Bank, as paying agent (the "Paying Agent"), that, pursuant to the terms of the Option, Securities with an aggregate principal amount at maturity of $138,000 were validly surrendered and not withdrawn prior to the expiration of the Option. St. Paul has accepted for purchase all of the Securities validly surrendered and not withdrawn. The purchase price for the Securities pursuant to the Option was $800.51 per $1,000 principal amount at maturity. Accordingly, the aggregate purchase price for all the Securities validly surrendered and not withdrawn prior to the expiration of the Offer was $110,470.38. St. Paul has forwarded cash in payment of the purchase price to the Paying Agent to distribute to the holders. After the purchase pursuant to the Option, $141,134,000 principal amount at maturity of the Securities remain outstanding.

        This Amendment No. 1 to the Schedule TO-I is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

        Not applicable.

Item 12. Exhibits.

(a)(1)(A)*	Company Notice to Holders of Zero Coupon Convertible Subordinated Notes Due 2009, dated February 2, 2004.
(a)(1)(B)*	Form of Purchase Notice.
(a)(1)(C)*	Form of Notice of Withdrawal.
(b)	Not applicable.
(d)(1)
Indenture, dated as of January 28, 1994, between USF&G, as issuer, and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and Chemical Bank), as Trustee, incorporated by reference to Exhibit 4E to USF&G's Annual Report on Form 10-K for the year ended December 31, 1993, as filed with the Securities and Exchange Commission on March 31, 1994.
(d)(2)
First Supplemental Indenture, dated as of April 24, 1998, among St. Paul, USF&G, as issuer, and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and Chemical Bank), as Trustee, incorporated by reference to Exhibit (c)(2) to USF&G and St. Paul's Issuer Tender Offer Statement on Schedule 13E-4, as filed by USF&G with the Securities and Exchange Commission on May 15, 1998.
(d)(2)
Second Supplemental Indenture, dated as of January 1, 1999, among the Company, as issuer, USF&G and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and Chemical Bank), as Trustee, incorporated by reference to Exhibit (c)(3) to St. Paul and the Company's Issuer Tender Offer Statement on Schedule 13E-4, as filed with the Securities and Exchange Commission on February 5, 1999.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed as an exhibit to the Schedule TO-I filed on February 2, 2004.

Item 13. Information Required by Schedule 13E-3.

(a)
Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ST. PAUL FIRE AND MARINE INSURANCE COMPANY
By:	/s/ BRUCE A. BACKBERG
Name: Bruce A. Backberg Title: Senior Vice President and Corporate Secretary
THE ST. PAUL COMPANIES, INC.
By:	/s/ BRUCE A. BACKBERG
Name: Bruce A. Backberg Title: Senior Vice President and Corporate Secretary

Dated: March 4, 2004

EXHIBIT INDEX

(a)(1)(A)*	Company Notice to Holders of Zero Coupon Convertible Subordinated Notes Due 2009, dated February 2, 2004.
(a)(1)(B)*	Form of Purchase Notice.
(a)(1)(C)*	Form of Notice of Withdrawal.
(b)	Not applicable.
(d)(1)
Indenture, dated as of January 28, 1994, between USF&G, as issuer, and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and Chemical Bank), as Trustee, incorporated by reference to Exhibit 4E to USF&G's Annual Report on Form 10-K for the year ended December 31, 1993, as filed with the Securities and Exchange Commission on March 31, 1994.
(d)(2)
First Supplemental Indenture, dated as of April 24, 1998, among St. Paul, USF&G, as issuer, and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and Chemical Bank), as Trustee, incorporated by reference to Exhibit (c)(2) to USF&G and St. Paul's Issuer Tender Offer Statement on Schedule 13E-4, as filed by USF&G with the Securities and Exchange Commission on May 15, 1998.
(d)(2)
Second Supplemental Indenture, dated as of January 1, 1999, among the Company, as issuer, USF&G and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and Chemical Bank), as Trustee, incorporated by reference to Exhibit (c)(3) to St. Paul and the Company's Issuer Tender Offer Statement on Schedule 13E-4, as filed with the Securities and Exchange Commission on February 5, 1999.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed as an exhibit to the Schedule TO-I filed on February 2, 2004.

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INTRODUCTORY STATEMENT
  Items 1 through 11.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX